Exhibit 99.4

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS MEETING

The Shareholders of Suzano S.A. (“Suzano” or “Company”) are hereby invited, in accordance with article 124 of Law No. 6,404/1976 (“Brazilian Corporations Law”), to convene in the Extraordinary Shareholders’ Meeting to be held on August 23rd, 2019, at 09:30am, in the Company’s headquarters located at Avenida Professor Magalhães Neto, 1.752, Pituba, in the City of Salvador, State of Bahia, CEP 41810-012, to resolve on the following agenda:

(i)                                    approval of the amendment to Paragraph Two of Article 25 of the Company’s Bylaws to reflect, clearly and objectively, the possibility of a mixed composition of the Statutory Audit Committee, in accordance with Article 31-C of CVM Instruction No. 408, of May 14, 1999, as amended; and

(ii)                                 approval of the consolidation of the Company’s Bylaws to reflect the amendment to the Paragraph Two of Article 25 of the Company’s Bylaws, subject to the resolution described in Item (i) above.

It is available to Shareholders on the Company’s headquarters, as well as in the Company’s investor relations website (www.suzano.com.br/ri) and on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. — Brasil, Bolsa, Balcão) (www.b3.com.br), the Management Proposal, enclosing the following documents: (i) the Absentee Ballot; (ii) information required by Article 11 of Instruction No. 481, as well as the Proxy Statement of the Meeting.

General Instructions

Shareholders may participate in the Shareholders Meeting in person or through a proxy duly constituted in accordance with paragraph 1st, article 126 of the Brazilian Corporations Laws. Accordingly, proxies must have been constituted less than one (1) year ago and be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association (Ordem dos Advogados do Brasil), or a financial institution. In accordance with Official Letter/CVM/SEP/02/2018, Shareholders that are legal entities may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney. Similarly, shareholders that are investment funds, in accordance with the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed by their manager or administrator, in accordance with their regulations, bylaws or articles of organization of their manager or administrator, as applicable.

Shareholders must attend the Shareholders Meeting with proof of ownership of shares issued by the Company issued by the stock transfer agent or custody agent up to four (4) business days prior to the date of the Shareholders Meeting, and: (i) in case of individuals, official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy appointment; (ii) in case of legal persons, valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers; and (iii) in case of investment funds, valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator or manager, as applicable, and minutes of election of managers of the administrator or manager. If these documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translator, but without the need for notarization, consularization and/or apostillation. Note that documents in English and Spanish do not require translation. Representation documents will be verified prior to the Shareholders Meeting.

Notwithstanding the provisions of paragraph 2, article 5 of Instruction No. 481/09 and in accordance with the practice adopted by the Company in recent call notices, to expedite the process of convening Shareholders Meetings, the Company requests shareholders represented by proxy to submit the respective proxy instrument and proof of ownership of the shares for participation at the Shareholders Meeting to the headquarters of the Company at least forty-eight (48) hours prior to the Shareholders Meeting.

The Company informs that will implement an absentee voting system, pursuant to Instruction No. 481/09, enabling its shareholders to submit instructions with their votes in accordance with the law, in which case the respective absentee ballots must be received by the Company or by the stock transfer agent of its shares, or by the custody agent, as applicable, by March 25, 2019 (inclusive), except otherwise determined by the custody agent or stock transfer agent. For more information, shareholders must observe the provisions set forth in Instruction No. 481/09 and the procedures described in the Absentee Ballots made available by the Company.

São Paulo, July 23rd, 2019.

David Feffer

Chairman of the Board of Directors